Exhibit 4.63

August 9, 2004

PERSONAL & CONFIDENTIAL

Mr. Richard C. Camilleri

2306 Mississauga Road North

Mississauga, Ontario

L5H 2L1

Dear Rick:

Further to our discussions, I am pleased to provide herein the amended and restated terms of your employment agreement dated May 22, 2002 with CanWest Global Communications Corp. (the “Company”), as follows:

1.	Title:	President, CanWest Canadian Media (or such other name as reflects the Company encompassing all of CanWest’s Canadian media operations).

2.	Effective Date:	September 1, 2004. This amended and restated employment letter (Agreement) supersedes in all respects, the terms of your employment letter (Agreement) dated May 22, 2002.

3.	Location:	Toronto, Ontario

4.	Salary:	$900,000 (“Base Salary”). In addition, you will receive a guaranteed annual bonus (“Guaranteed Bonus”) of $300,000 to be paid semi-annually, on February 28 and August 31 of each calendar year.

5.	Incentive Bonus:	You will be entitled to earn up to 100% target of your Base Salary to a maximum of 150% of your Base Salary as an annual incentive bonus in respect of fiscal 2005 and each year thereafter for satisfactory performance being the achievement of mutually agreed to personal objectives and the financial performance of the Company. 75% of the bonus is based on achievement of overall financial objectives, and

25% is based on achievement of personal objectives set by the Chief Executive Officer. Financial performance measures will be tied to EBITDA and revenue growth targets of the CanWest Media Inc. Canadian Operations with EBITDA and revenue growth weighted equally. For purposes of calculating the Incentive Bonus entitlement, your Base Salary will include the annual Guaranteed Bonus component.

6.	Stock Options:	You will receive a one-time grant of 30,000 stock options with immediate vesting rights. These options will be granted to you by the board, at a meeting thereof, to be held as soon as reasonably and practicably possible following the date of this letter agreement. In respect of the regular granting of options in November 2004 in keeping with your current arrangements, you will be eligible to receive up to 20,000 options in respect of the fiscal year ending August 31, 2004. In addition, you will be eligible to receive up to 120,000 options annually in the ESOP and accordingly in November 2004, you will be granted one half of this amount namely 60,000 options with the balance, if any, awarded in November 2005 in respect of the fiscal period ending August 31, 2005. Participants in the ESOP who are terminated or resign, notwithstanding any particular severance arrangements (including work continuance), are bound by the provisions of the ESOP. In addition, as your employment agreement includes a termination provision, this confirms that the options will expire and be of no further effect 90 days following the effective date of termination (notwithstanding salary continuance).

7.	Memberships:	You will be entitled to two (2) memberships at clubs or organizations of your choice, to be agreed to.

8.	Benefits:	You will be entitled to receive all the benefits offered to CanWest executives generally, including life insurance, medical and dental coverage, accidental death and dismemberment, and long-term disability. A copy of the Benefits Plan will be forwarded to you as soon as possible.

9.	Pension:	The Company has a Retirement Compensation Arrangement (“RCA”) for senior executives, in which you will participate on the highest level (Tier 1).

10.	Vacation:	You will be entitled to six (6) weeks’ paid vacation for each fiscal year, provided that no more than three (3) weeks’ vacation will be taken by you at any one time, without the express written consent of the Company. Unused vacation days may not be carried forward without the Company’s agreement.

11.	Company Vehicle:	You will be entitled to the use of a vehicle with a capital cost of up to $60,000. The Company will be responsible for vehicle insurance, operating costs, repairs, and maintenance as required. Alternatively, you are eligible for a monthly taxable car allowance based on a formula.

12.	Reporting:	You will report to the President and Chief Executive Officer.

13.	Termination:	Should your employment with the Company be terminated, without cause, you will receive severance in an amount equal to (a) twenty-four (24) months of your annual base compensation (to be defined on an annualized basis as Base Salary plus Guaranteed Bonus, currently $900,000 plus $300,000) plus (b) two (2) times your average annual Incentive Bonus. For this purpose your average annual incentive bonus will be defined as the average of the incentive bonus paid to you in respect of the two (2) fully completed fiscal years prior to such termination. For the purposes of this payment, your death shall not constitute termination by the Company.

14.	Travel:	Given the national scope of the Company’s Canadian operations activities, you will be expected to travel at least 25% of the time to the various operations of the Company within Canada.

15.	Exclusivity:	You are to have no outside business interests or investments, and no outside Directorships with for profit corporations (except passive investments and those investments or Directorships held as of the Start Date, which you will disclose to the Company). We agree that you may retain your investment in Arius3D, provided it is essentially passive and does not require your management time.

16.	Non-Competition:	The Company reserves the right to preclude you from working, for up to twenty-four (24) months subsequent to leaving CanWest, in countries in which CanWest has operations, in a business directly competitive with those operations. In particular, this shall be confined to newspapers, radio and television and internet delivered operations where CanWest owns or operates such in any particular country. In order to execute this right, the Company will continue your basic monthly salary and health benefits for any period up to twenty-four (24) months, at CanWest’s election.

17.	Confidentiality:	You acknowledge that in the course of your employment with CanWest, all information obtained by you is confidential to and the exclusive property of CanWest. You agree not to directly or indirectly, in any manner whatsoever, except for use in performance of your employment duties, disclose to any person or use at any time either during or after your employment any information, knowledge or data of CanWest or of a third party which has been provided to CanWest, unless first obtaining the written approval of CanWest.

18.	Intellectual Property:	Title to all technical developments, products, ideas, concepts, inventions and computer programs made or originated by employees of CanWest and/or you pursuant to the services to be performed by you, shall vest exclusively in CanWest. You agree to make prompt and full disclosures to CanWest of all technical developments, products, ideas, concepts, inventions and computer programs originating with you alone or in conjunction with CanWest employees while engaged in the services to be carried out. CanWest shall have the sole right to determine whether technical developments, products, ideas, concepts, inventions and computer programs so disclosed to it, are capable of protection as intellectual property rights (as, for example, by patent, copyright, etc.) under the laws of any country, and in such instances when a determination is so made to obtain such rights, you hereby assign to CanWest, all rights in such technical developments, products, ideas, concepts, inventions and computer programs, including copyright therein, and the right to obtain patents thereon worldwide.

19.	Non-Solicitation:	You agree that following the term of your employment, you shall not either on your own behalf or on behalf of any other person, nor assist any other person(s) to, hire any then current employee of CanWest or its affiliates as an employee, independent contractor or otherwise.

Sincerely,

Leonard Asper

President and CEO

CanWest Global Communications Corp.

Accepted and agreed to this                  day of                                 , 2004.

Richard C. Camilleri

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